Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CHINOOK THERAPEUTICS, INC.

Chinook Therapeutics, Inc. (hereinafter called the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.
That the name of this Company is Chinook Therapeutics, Inc., and that this Company was originally incorporated pursuant to the DGCL on May 5, 2011, under the name Aduro Biotech, Inc. The Amended and Restated Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on April 20, 2015, as amended (the “Amended and Restated Charter”).
2.
Amendment to Article VI.

(a) Article VI of the Amended and Restated Charter is hereby amended and restated in its entirety as follows:

“VI.

A. Limitation of Liability. To the fullest extent permitted by law, neither a director of the Company nor an officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B. Indemnification. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Change in Rights. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director or officer of the Company existing at the time of such amendment, repeal or adoption of such an inconsistent provision.”

3.
That the foregoing amendment was duly adopted by the Board of Directors of the Company in accordance with Sections 141 and 242 of the DGCL and was approved by the holders of the requisite number of shares of capital stock of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 14th day of June, 2023.

By: /s/ Eric Dobmeier

Name: Eric Dobmeier

Title: Chief Executive Officer